June 13, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Ihealthcare, Inc., FKA Opulent Acquistion, Inc.

Form 8-K

Filed April 22, 2016

File No. 000-55378

To the men and women of the SEC:

On behalf of Ihealthcare, Inc., formerly known as Opulent Acquisition, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated May 20, 2016 addressed to Mr. Noel Mijares, the Company’s President, and CEO, with respect to the Company’s filing of its Form 8-K on April 22, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 4

1. We note your statement here and on page 11 that you “intend to begin conducting sales of the product in the very near future.” Please revise your discussion to indicate what additional steps you must complete before you can begin selling your product.

Company Response:

We have added the following on page 7 and 11: “Before conducting physical sales of the UDT Cup(s) we believe we need to develop a more concrete marketing plan so that we can sell the goods on a large scale (to more than one consumer from time to time). We also believe we need to hire additional staff of which we have begun to do so. To date we have hired what we refer to as an “SVP of Operations.” This individual is responsible for formulating our marketing plan moving forward, amending it as seen fit, contacting and facilitating relationships with potential wholesalers and overseeing any other sales employees we currently have or may hire in the future. Currently we have two sales team members that are commission based. Of course we have not yet conducted any sales so these commissions will be based upon future performance (sales).”

Business, page 5

2. Please disclose the consideration paid to Jeffrey DeNunzio for the acquisition of his shares. Additionally, discuss Mr. DeNunzio’s ongoing relationship with your company including his involvement with V Financial Group and ETN Services.

Company Response:

We have now disclosed on page 5 the consideration received by Jeffrey DeNunzio for the acquisition of his shares. We have also disclosed Mr. DeNunzio’s ongoing relationship with the Company and detailed his position at ETN Services, LLC on the bottom of page 5.

We did not disclose however, any information regarding Mr. Jeffrey DeNunzio and V Financial Group as we have no agreements or ongoing relationship with V Financial Group. Mr. Jeffrey DeNunzio has however, informed us that the Company is a consulting business for small businesses seeking to go public onto the OTC marketplace.

3. Please revise this section to discuss governmental regulations applicable to your business.

Company Response:

The following has been added to page 7: “There are no government regulations that we are aware of that are applicable to our business. The UDT cup that we intend to sell may be purchased by any individual.”

4. Please revise this section to disclose the number of total employees and number of full-time employees.

Company Response:

We have added the following to page 7: “Currently, we have a total of three full time employees, two of which are our officers and directors, collectively Noel Mijares, and David A. Bingaman. The third is our recent hire for the position of “SVP of Operations.” As mentioned above on this page the SVP of Operations is responsible for formulating our marketing plan moving forward, amending it as seen fit, contacting and facilitating relationships with potential wholesalers and overseeing any other sales employees we currently have or may hire in the future. Currently we have two sales team members that are commission based employees that work part time at this moment. Of course we have not yet conducted any sales so these commission will be based upon future performance (sales). For the time being we are familiarizing these employees with the product and having them work alongside our SVP of Operations. Besides all of the above we have no other employees of any kind.”

Description of Business, page 6

Current Product(s), page 7

5. We note your statement that you have “acquired the distribution rights to the ILS ‘UDT Cup’ Multi-Panel [16] urinalysis cup through [y]our manufacturing partner Innovative Laboratory Solutions.” Please revise your disclosure to discuss in more detail your relationship to Innovative Laboratory Solutions. For instance, please describe the material terms of your licensing, manufacturing and distribution agreements with Innovative Laboratory Solutions and file the agreements as exhibits. For instance, please disclose the following, as applicable:

- Each parties’ rights and obligations

- Duration of agreement

- Termination provisions

- Payment provisions, which may include the following:

- Up-front or execution payments received or paid

- Aggregate amounts paid or received to date under the agreement

- Profit or revenue-sharing provisions

- Minimum purchase requirements if the agreement involves manufacturing; and

- The “special pricing” provisions.

Company Response:

We feel that we would be significantly impaired if we were to make public this information. Upon further request however, we would be willing to submit our agreement with ILS to the SEC for confidential review and treatment. We would not want our competitors or the public knowing the details of this agreement.

6. Please expand your description of the UDT Cup. For instance, please discuss the following:

- How the product is used, including any defining characteristics;

- Who the intended purchasers of the product will be;

- The FDA 510K clearance date; and

- Whether any sales of the product have been made to date by the manufacturer or any other third party.

Company Response:

We have addressed all of the following items through the disclosure we have added on page 7.

7. We note your statement that the “UDT Cup has been specifically designed to meet the latest market needs, needs that have been overlooked by the competition, at substantially lower costs.” Please expand this discussion describe how your product differs from products offered by your competitors.

Company Response:

We have expanded our discussion to describe how our product differs from products offered by our competitors. Please see page 7.

8. With respect to your product’s features, explain the term “one step lateral flow process,” and the significance of “FDA 510 Cleared” and “CLIA Waived.”

Company Response:

We have added clarification of the above terms as well as images which explain lateral flow process in clearly visual format with appropriate labeling on page 7.

9. We note your statements throughout the filing that Innovative Laboratory Solutions holds the patent rights to the UDT Cup. Please provide the following patent-related disclosure for any material patents:

- Number of patents issued and applications pending

- Type of patent protection (e.g., composition of matter, use or process)

- Patent expiration dates

- Identification of applicable jurisdictions

Company Response:

Stating that there was a patent present was a clerical error. We have removed all instances of this as there is no patent.

Launch and Growth Strategy, page 7

10. Please disclose whether your launch and growth strategy will require you to build a sales force or hire any other critical employees. If so, please discuss your plan to do so and your intended timeline for hiring all required personnel. Please also disclose any operations that you plan to outsource.

Company Response:

We have included this information in our “employees” section on page 7.

Risk Factors, page 8

“We will require additional funds…,” page 8

11. Please quantify your current available funds and disclose how long you expect to be able to fund your business. If you expect that your business operations cannot continue for twelve months given your current amount of cash and funds, please disclose the amount of additional financing necessary to continue operations for twelve months.

Company Response:

We have added the following to page 8: “As of our most recent quarter end February 29, 2016 we had no cash or cash equivalents. As a result of having no cash to fund our business we have and continue to be exclusively reliant upon our Officers and Directors to fund our operations. We believe our officers and directors will continue to fund our operations for a period of twelve months although there is no guarantee that they will do so.”

“We have not generated any revenues to date…,” page 8

12. Please revise this heading and discussion to disclose your independent registered public accounting firm’s audit report’s going concern opinion. The discussion should explain the potential consequences of the going concern opinion including the potential impact on the value of your common stock and the possibility that you may have a more difficult time obtaining financing.

Company Response:

We have revised the risk factor appropriately on page 8.

“We hold the distribution rights…,” page 8

13. We note your statement that there could be “a disruption in the supply of UDT Cups caused by any number of situations which could arise with ILS.” Please provide examples of the types of disruptions that could occur that would materially impact your business operations.

Company Response:

In the risk factor mentioning disruptions that could occur we have added the following sentence for clarification: “These disruptions could include, but are not strictly limited to, shipping difficulties or setbacks, price increases which would require renegotiation of terms, manufacturing difficulties on the part of ILS, etc. “

“We expect our quarterly financial results to fluctuate…,” page 9

14. Please revise to indicate why you expect the factors identified to fluctuate.

Company Response:

We have revised this risk factor to state “unexpected changes in” as these factors would be circumstances that would change without notice that we cannot predict.

Directors and Executive Officers, page 12

15. We note that Mr. Mijares is currently the CEO and President of IHealthcare, Pharma Health Corp., Unisources Discovery and The Subpoena Company. Please disclose the amount of time Mr. Mijares expects to devote to IHealthcare and consider including risk factor disclosure addressing potential conflicts of interest with respect to the time available to devote to your business and with respect to any applicable business conflicts.

Company Response:

The section “Employees” on page 7 states the hours Noel Mijares devotes to the Company and intends to continue to devote to the Company. We have added an applicable risk factor on page 10.

16. To the extent you include business experience beyond the last five years, include all interim positions held and identify the name and principal business of such employer. For example, if you choose to retain the discussion of Mr. Mijares’ involvement with Global Traders, please disclose his position and the years he was affiliated with them. Additionally, disclose his business experience going back to 1992.

Company Response:

Mr. Mijares’ biography has been amended appropriately.

17. Please revise your narrative discussion of Mr. Bingaman’s experience to disclose the specific years he was involved with each of the companies identified, the primary industry of each company, and to provide all positions held during the period of time covered by the discussion.

Company Response:

Mr. Bingaman’s biography has been amended appropriately.

Certain Relationships and Related Transactions, page 15

18. Please disclose the value of the consideration paid in the sale of Opulent Acquisition, Inc. to Ihealthcare, Inc. To the extent that the sale involved consideration other than cash, please describe the consideration and quantify its value.

Company Response:

The sale only involved cash as consideration. We have already disclosed the cash consideration on page 15.

19. Please discuss Mr. DeNunzio’s ongoing involvement with your business.

Company Response:

We have addressed this comment via our response to comment number two.

Financial Statements, page F-1

20. Please update to include the interim financial statements as of and for the quarter ended March 31, 2016 consistent with the requirement of Rule 8-08 of Regulation S-X. Ensure that the notes to the financial statements disclose:

- The terms, consideration paid and accounting treatment related to the January 14, 2016 acquisition of Opulent Acquisition, Inc.

- The terms including consideration paid related to the February 18, 2016 licensing agreement with Innovative Laboratory Solutions.

- The accounting treatment that will be ascribed to the April 22, 2016 merger with Opulent Acquisition, Inc.

Company Response:

The Company plans on filing Form 10-Q for the quarter ending May 31, 2016. The information in the footnotes will contain the above items listed. At the time of the merger when the 8-K was filed the interim financials for the quarter ending March 31, 2016 of Ihealthcare, Inc., the Florida Company would not have been required to be included. They will however be included as part of the 10-Q filing for the period ending May 31, 2016. It would seem imprudent after a merger to continuously request a Company go back to a prior 8-K to update financial information that has already, or will shortly, be presented through future reports. The Company request it simply discloses such information in the 10-Q as mentioned for the quarter ending May 31, 2016.

21. Please include pro forma financials showing the effects of the acquisition consistent with requirements set forth in Rule 8-05 of Regulation S-X.

Company Response:

We have amended our financials to include the above items and pro forma financial statements. Please also note we plan to file our Form 10-Q within the next month for the quarter ending May 31, 2016.

22. Please amend your filing to state briefly the location and general character of your materially important physical properties. If any such property is not held in fee or is held subject to any major encumbrance, so state and describe briefly how held. Please refer to Item 3 of Form 10 and Item 102 of Regulation S-K.

Company Response:

We have added the following on page 7: “Our office space is located at 141 NE 3rd Ave, 9th Floor, Miami, FL 33132. This space is provided to the Company rent free by Noel Mijares, who leases the office space on his own personal behalf. Besides the aforementioned we do not have any other facilities or properties at which we operate. We also do not own any facilities or properties. We believe this space is suitable to carry out current and future operations.”

23. Please amend your filing to affirmatively state that there is no established public trading market for your stock. Please refer to Item 9 of Form 10 and Item 201 of Regulation S-K.

Company Response:

We have added this disclosure on page 16.

The Company acknowledges that:

- we are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: June 13, 2016

/s/ Noel Mijares

Noel Mijares

President& CEO